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                                                             SEC FILE NUMBER
                                                                 0-24801

                                                              CUSIP NUMBER


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                          Commission File No.: 0-11734

                           NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-Q



For Period Ended (Date) 1/31/02

PART I - REGISTRANT INFORMATION

Aqua Vie Beverage Corporation
-----------------------------
Full Name of Registrant

N/A
---
Former Name of Registrant

333 South Main Steet
--------------------
Address of principal executive office (Street and Number)

Ketchum, Idaho 83340
------------------------
City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

Information that was needed from various sources for preparation of the periodic report was unavailable or incomplete at the time of this filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Bruce Butcher              206                 682-7626
        -------------           -----------       -----------------
           Name                  Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         AQUA VIE BEVERAGE CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   3/15/02           By: /s/ Thomas Gillespie
                                  ----------------
                                  Thomas Gillespie


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